FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware to Delist from Tel Aviv Stock Exchange, dated December 9, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: December 9, 2008

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware to Delist from Tel Aviv Stock Exchange, dated December 9, 2008.

CONTACTS

Chief Financial Officer Radware Ltd.

Meir Moshe,

+ 972-3766-8610

Corporate Communications

Joyce Anne Shulman

+1 201 785 3209

joyceannes@radware.com

For Immediate Release

Radware to Delist from Tel Aviv Stock Exchange

TEL AVIV, ISRAEL. December 9, 2008 — Radware Ltd. (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, announced today that its Board of Directors has resolved to delist the Company’s ordinary shares from trading on the Tel-Aviv Stock Exchange (TASE). As such, Radware has requested that the TASE initiate the process.

Under applicable Israeli law, the delisting of Radware’s ordinary shares from trading on the TASE is expected to become effective within three months from the date of request. During this time its ordinary shares will continue to be traded on the TASE. Radware will announce the exact date of the delisting in the coming months.

Meir Moshe, CFO of Radware, said, "Since we listed the Company’s ordinary shares on the TASE in May 2004, trading volume has been relatively low. The majority of trading is actually being conducted on the NASDAQ. Therefore, we have made the decision, as a global company which conducts the majority of its activities outside of Israel, to delist from the TASE and continue trading on the NASDAQ.”

Radware shares will continue to be listed on the NASDAQ Global Market, and the Company will continue to make public reports in accordance with the rules and regulations of NASDAQ and the U.S. Securities and Exchange Commission.

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.